EXHIBIT 99.1

PRESS RELEASE

Banro Provides Q2 2013 Production Update for its Twangiza Gold Mine, DRC and Brief Operations Overview

- 19,347 ounces of gold produced in the second quarter of 2013
- New crushing circuits complete at Twangiza and expansion project continues as planned

Toronto, Canada – July 10, 2013 – Banro Corporation ("Banro" or the "Company") (NYSE MKT - "BAA"; TSX - "BAA") is pleased to provide Q2 gold production and a brief operations update for its Twangiza Gold Mine and Namoya construction project in the Democratic Republic of the Congo (the “DRC”).

Twangiza produced 19,347 ounces of gold for the second quarter of 2013, which is in line with expectations as Twangiza continued to undergo its planned expansion to increase future throughput and recovery.

The Company’s second quarter production results are as follows:

	Units	Q2 2013	Q1 2013
Total ore mined	Tonnes	405,283	492,529
Total ore milled	Tonnes	235,730	239,100
Head grade	g/t Au	2.91	3.04
Recovery	%	83.4	84.5
Strip ratio	t:t	1.64	0.98
Gold production	Ounces	19,347	19,602
Average gold price received	US$/ounce	1,342	1,621

At Twangiza, successful installation of primary, secondary and tertiary crushers was completed late in the second quarter allowing for increased ore throughput for the rest of 2013. The plant experienced downtime resulting from the installation of the crushing system which resulted in fewer tonnes milled during the quarter.

The second phase of the expansion program is underway with on-site construction of four new, larger-capacity, carbon-in-leach tanks scheduled for installation in the third quarter of 2013. When these four tanks are installed, the six smaller tanks will be taken off-line, refurbished and reinstalled during the fourth quarter. Their completion will provide increased leach capacity. Upon completion of both phases of this expansion, it is anticipated that higher throughputs of approximately 140,000 tonnes per month and improved gold recoveries will be achieved during 2014.

Namoya Project
Progress at the Namoya project continues with improved access to site and delivery of construction materials provided by the end of the rainy season. It is expected that the loading of the heap leach pads will commence in early Q4 and provide for Namoya’s first gold pour before year end.

On July 3, 2013, the Namoya project hosted a visit by the Prime Minister of the DRC who was accompanied by a delegation consisting of national and regional ministers, the Governor of Maniema province, parliamentarians and many other dignitaries. The visit was successful with strong support being enunciated by the Government of the DRC.

Exploration
Exploration initiatives have been reduced in order to focus the Company’s resources on the Namoya project and the Twangiza operations.

The second quarter financial statements and MD&A, including production costs, are scheduled for release August 13, 2013.

Qualified Person
Christian Bawah, Deputy General Manager of the Twangiza Gold Mine, and a "qualified person" (as such term is defined in National Instrument 43-101), has reviewed and approved the technical information in this press release.

Banro Corporation is a Canadian gold mining company focused on production from the Twangiza oxide mine and development of three additional major, wholly-owned gold projects, each with mining licenses, along the 210 kilometre long Twangiza-Namoya gold belt in the South Kivu and Maniema provinces of the Democratic Republic of the Congo. Led by a proven management team with extensive gold and African experience, Banro's plans include the construction of its second gold mine at Namoya, at the south end of this gold belt, as well as the development of two other projects, Lugushwa and Kamituga, in the central portion of the belt. The initial focus of the Company is on oxides, which have a low capital intensity to develop but also attract a lower technical and financial risk to the Company as the Company develops this prospective gold belt. All business activities are followed in a socially and environmentally responsible manner.

For further information, please visit our website at www.banro.com, or contact:
Naomi Nemeth, Investor Relations, +1 (416) 366-9189, +1-800-714-7938, Ext. 2802 or info@banro.com,

Cautionary Note Concerning Forward-Looking Statements
This press release contains forward-looking statements.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of future gold production (including the timing thereof) and gold recoveries, and the Company's development plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the economic studies of the Company’s projects; failure to establish estimated mineral resources and mineral reserves (the Company’s mineral resource and mineral reserve figures are estimates and no assurance can be given that the intended levels of gold will be produced); fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production) or less than those expected following the expansion of the Twangiza plant; uncertainties relating to the availability and costs of financing needed in the future; changes in equity markets; political developments in the DRC; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 26, 2013 filed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise.  Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.